David J. Ketelsleger Attorney At Law

10TH FLOOR • TWO LEADERSHIP SQUARE 211 NORTH ROBINSON • OKLAHOMA CITY, OK 73102-7103 (405) 235-9621 • FAX (405) 235-0439 www.mcafeetaft.com	Writer direct (405) 552-2236 Fax (405) 228-7436 david.ketelsleger@mcafeetaft.com
June 23, 2009
United States Securities and Exchange Commission
Division of Investment Management
Washington, D.C. 20549

Attention:	Steven I. Amchan Attorney Adviser
Re:           OOK, Inc., et al., File No. 812-13504
Ladies and Gentlemen:
          This letter is in response to your comment letter of June 17, 2009 regarding the above-referenced application for an order under section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from sections 2(a)(32), 5(a)(1), 22(d), and 24(d) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act. Following are our responses to your comments:
General Comment
          1. Please revise the Application to remove the request for relief from section 24(d) of the Act and make all necessary conforming changes throughout the Application including by removing all references to the Product Description (including in the conditions).
               We have made several deletions within the application to remove the request for relief from Section 24(d) of the Act. The modifications are derived from the precedent set forth in the Fifth Amended and Restated Application for an Order on behalf of IndexIQ ETF Trust et al.
Specific Comments
          2. On page 2, in the first bullet point, in line 1, if accurate, please replace “shares” with “initial series,” “initial fund” with “initial series,” and insert “collectively” as the first word in the parenthetical. Please make conforming changes throughout the Application.
               We have modified this bullet point to clearly reflect that:
OKLAHOMA CITY     •     TULSA

•	OOK, Inc. is a corporation that will (i) only be offering its shares of common stock (rather than trust units) and (ii) will not offer any future series of funds or any other funds within any series.

•	TXF Funds, Inc. expects to offer a single series of Texas-based funds, of which TXF Large Companies ETF is the initial fund in this series. Each fund in the series will issue stock rather than trust units.
          3. On page 2, in the first bullet point, in line 3, please insert “, advised by OOK Advisors, LLC (the “Advisor”) or an entity controlling, controlled by, or under common control with the Advisor,” after “its series.”
               We have made the requested change.
          4. On page 2, in the fifth bullet point, please delete “Open-end.”
               We have made the requested change.
          5. On page 4, in the second full paragraph:
a.	in line 2, please insert “The initial series of” before “OOK, Inc.”;

b.	in line 11, please insert “or specialist” after “market maker”; and

c.	in line 12, please insert “each” before “a ‘Market Maker’.”
               Based on our response to Comment 2, we did not make the requested change in (a) above. We have made the requested change in (b) and (c).
          6. On page 5, in the last sentence of the first paragraph, please insert “equity” before “securities index.”
               We have made the requested change.
          7. On page 5, in the second paragraph, please revise lines 2-3 to read, “...through the use of representative sampling techniques and the pricing discipline...”
               We have made the requested change.
          8. On page 6, in footnote 4, in the first sentence, please replace “the Index Provider” with “ISBC LLC.”
               We have made the requested change.
          9. On page 8, in the carryover paragraph at the top of the page:
a.	in line 1, please insert “the initial series of” after “investment objective of”;

b.	in line 3, if accurate, please replace “its assets” with “this series’s assets”; and

c.	in line 5, please insert “, the Initial Fund of TXF Funds, Inc.,” after “TXF Large Companies ETF.”
               Based on our response to Comment 2, we did not make the requested changes in (a) and (b) above. We have made the requested change in (c).
          10. On page 8, in the first full paragraph, Applicants state that a Fund may invest up to 10% of its assets in cash and cash equivalents not included in its Underlying Index but which the Advisor or any Sub-Advisor believes will help the Fund track its Underlying Index. Supplementally, please explain how a 10% asset basket consisting only of cash and cash equivalents could help the Fund track a domestic equities securities index or, alternatively, insert “or other types of investments” after “money market instruments” in the first line.
               We have added the phrase “or other types of instruments” in the first line.
          11. On page 8, in the first full paragraph, please add a footnote after the second sentence that reads:
All representations and conditions contained in the Application that require a Fund to disclose particular information in the Fund’s Prospectus and/or annual report shall be effective with respect to the Fund until the time that the Fund complies with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009).
               We have made the requested change.
          12. On page 8, in the first full paragraph, in the last sentence, please delete “using a replication strategy.”
               We have made the requested change.
          13. On page 15, in the first line of footnote 6, Applicants note that a custom order could include situations where a Fund “requires” the substitution of cash for a Deposit Security. A mandatory substitution, however, would appear to be a standard modification to an order and not a custom order. Accordingly, please delete “or requires.”
               We have made the requested change.
          14. On page 29, in the carryover paragraph at the top of the page, in line 1, please delete “open-end.”

               We have made the requested change.
          15. On page 34, in the first full paragraph, in the second sentence, please either explain or delete the parenthetical.
               We have deleted the parenthetical.
          16. On page 44, in the sixth line, please replace “that owns 5 percent or more of the Fund Shares of such Fund” with “when the Fund is an affiliated person, or an affiliated person of an affiliated person, of the Investing Fund.”
               We have made the requested change.
          17. On page 48, please delete the second full paragraph and then move footnote 25 to the end of the second full paragraph on page 51. In footnote 25, in line 2, please replace “fund shares” with “Fund Shares.”
               We have made the requested change.
          18. On page 49, in the second full paragraph, in the first sentence, please delete “that owns 5 percent or more of a Fund before the transaction.” In the second sentence, please delete “that owns 5 percent or more of a Fund,” and at the end of the sentence please add “that is an affiliated person, or an affiliated person of an affiliated person, of the Investing Fund.”
               We have made the requested change.
          19. On page 50, in the final sentence of the carryover paragraph at the top of the page, please replace “this possible affiliation” with “this and other possible affiliations,” and at the end of the sentence, please add “and engaging in any accompanying in-kind transactions.”
               We have made the requested change.
          20. On page 50, in the second full paragraph, in the second sentence, please replace “Applicants are seeking relief... before the transaction” with “Applicants also seek relief under Section 6(c).”
               We have made the requested change.
          21. On page 52, before condition 1, please add “See footnote ___, supra.” As a footnote after “subject to the following conditions:.” Please fill in the blank with the number of the footnote requested in comment 11 above.
               We have made the requested change.
          22. On page 53, consistent with comment 1, please delete condition 6.

               We have made the requested change.
          23. On page 53, please move condition 7 to after condition 5 and before the preamble to the conditions to the section 12(d)(1) relief.
               We have made the requested change.
          24. On pages 56-57, in condition 15, in line 6, please replace “limits” with “limit.”
               We have made the requested change.
          25. On page 67, in the heading for Appendix C, please insert “Initial Funds” before “Index Provider.”
               We have made the requested change.
          26. On pages 68-79, please delete Appendix E.
               We have made the requested change.
          Also attached please find a pdf file of the amendment marked to indicate all changes made from the Fourth Amended and Restated Application.
Very truly yours,
David J. Ketelsleger

cc:	Julia Kim Gilmer, Branch Chief

OOK, Inc. Attn: Gary Pinkston One Leadership Square, Suite 200 211 North Robinson Oklahoma City, OK 73102

ALPS Distributors, Inc. Attn: Tané T. Tyler 1290 Broadway, Suite 1100 Denver, CO 80203